UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Thunder Bridge Capital Partners IV, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88605L 107
(CUSIP Number)

Gary A. Simanson 9912 Georgetown Pike Suite D203 Great Falls, Virginia 22066 Telephone: (202) 431-0507
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  88605L 107

1	NAMES OF REPORTING PERSONS

TBCP IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,561,251 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,561,251 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,561,251 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 5,913,196 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254359). TBCP IV, LLC (the “Sponsor”) is controlled by its managing member, Gary A. Simanson. Mr. Simanson has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Simanson may be deemed to have beneficial ownership of securities reported herein. Mr. Simanson disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No.  88605L 107

1	NAMES OF REPORTING PERSONS

Gary A. Simanson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,561,251 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,561,251 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,561,251 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 5,913,196 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254359). TBCP IV, LLC (the “Sponsor”) is controlled by its managing member, Gary A. Simanson. Mr. Simanson has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Simanson may be deemed to have beneficial ownership of securities reported herein. Mr. Simanson disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2021 (the “Schedule 13D”) relating to the Class A common stock and Class A Common Stock issuable upon conversion of Class B common stock of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On August 9, 2021, the Issuer issued an additional 1,152,784 units (the “Over-Allotment Units”) pursuant to the partial exercise by the underwriter of its over-allotment option in connection with the IPO. Concurrently, the Sponsor also purchased an additional 23,055 Placement Units at a purchase price of $10.00 per Placement Unit, pursuant to the terms of the Subscription Agreement. Each Placement Unit consists of one share of Class A Common Stock upon the consummation of a business combination, and one-fifth of one warrant (the “Private Placement Warrants”), each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated June 29, 2021).

On August 9, 2021, 555,554 shares of Class B common stock were automatically surrendered for no consideration by the Sponsor pursuant to contractual arrangements under the Subscription Agreement with the Issuer, triggered by the partial exercise of the option of the underwriter of the Issuer’s IPO to purchase the Over-Allotment Units.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 6,561,251 shares of Common Stock, including 648,055 shares of Class A Common Stock and 5,913,196 shares of Class B Common Stock, outstanding as of August 9, 2021) are as follows:

TBCP IV, LLC

a)		Amount beneficially owned: 6,561,251	Percentage: 21.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	6,561,251
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	6,651,251
	iv.	Shared power to dispose or to direct the disposition of:	0

Gary A. Simanson

a)		Amount beneficially owned: 6,651,251	Percentage: 21.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,651,251
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,651,251

The Sponsor is controlled by its managing member, Gary A Simanson. Mr. Simanson has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Simanson accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Simanson disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Item 4 and 5 of this Amendment No. 1 are incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2021	TBCP IV, LLC

	By:	/s/ Gary A. Simanson
		Name:	Gary A Simanson
		Title:	Managing Member

Date: August 10, 2021

	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson